UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 1)

AVOCENT CORPORATION
(Name of Subject Company)

GLOBE ACQUISITION CORPORATION
EMERSON ELECTRIC CO.
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
________________

053893103
(Cusip Number of Class of Securities)

Frank L. Steeves
Senior Vice President, Secretary and General Counsel
Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, Missouri 63136
Telephone: (314) 553-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Phillip R. Mills, Esq.
Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on October 15, 2009 by Emerson Electric Co., a Missouri corporation (“Emerson”), and Globe Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Emerson, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Avocent Corporation, a Delaware corporation (“Avocent”), for $25.00 per Share, in cash, without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“On October 16, 2009, Emerson filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC.  As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer was set to expire at 11:59 p.m., New York City time, on November 2, 2009, unless earlier terminated by the Antitrust Division or the FTC.  On October 23, 2009, the FTC granted early termination of the HSR waiting period.  Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.

On October 20, 2009, New World Investors filed a class action complaint against Avocent, its directors Michael J. Borman, Harold D. Copperman, Francis A. Dramis Jr., Edwin L. Harper, William H. McAleer, David P. Vieau, and Doyle C. Weeks (collectively, the “Avocent Directors”), and Emerson in the Circuit Court of Madison County, Alabama (a copy of the complaint is filed as Exhibit (a)(9) hereto).  The complaint alleges, among other things, that (i) the Avocent Directors breached their fiduciary duties of good faith, loyalty, fair dealing and due care to Avocent’s stockholders, (ii) Avocent and the Avocent Directors breached their fiduciary duties of disclosure and (iii) Emerson aided and abetted the Avocent Directors’ alleged breaches of their fiduciary duties.  Plaintiffs seek, among other relief, a declaratory judgment on the breach of duty claims, compensatory damages, and attorneys’ fees and expenses.  Plaintiffs have filed a motion for a temporary restraining order and to expedite the lawsuit in light of the scheduled expiration of the Offer on November 12, 2009.  On October 26, 2009, defendants filed a motion to dismiss, a motion to stay, and an opposition to the plaintiff’s motion for a temporary restraining order and expedited discovery.  Also on October 26, 2009, the court held a hearing at which it did not rule on any of the pending motions.  A hearing on the defendants’ motion to dismiss has been scheduled for November 2, 2009.

On October 20, 2009, Annette Paluska filed a class action complaint against Avocent, the Avocent Directors, Emerson and Purchaser in the Court of Chancery, Delaware (a copy of the complaint is filed as Exhibit (a)(10) hereto).  The complaint alleges, among other things, that (i) the Avocent Directors breached their fiduciary duties to Avocent’s stockholders, including duties of loyalty and disclosure and (ii) Emerson, Purchaser and Avocent aided and abetted the Avocent Directors’ alleged breaches of their fiduciary duties.  Plaintiffs seek, among other relief, to enjoin the defendants from completing the transaction contemplated by the Merger Agreement or a rescission of the transaction in the event it is consummated, compensatory damages, and attorneys’ fees and expenses.  Plaintiffs have filed a motion to expedite the lawsuit in light of the scheduled expiration of the Offer on November 12, 2009 and a motion for a preliminary injunction to enjoin the consummation of the Merger.  A hearing on plaintiff’s motion for a preliminary injunction has been scheduled for November 6, 2009.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(9)     Complaint filed on October 20, 2009 in the Circuit Court of Madison County, Alabama.

(a)(10)     Complaint filed on October 20, 2009 in the Court of Chancery, Delaware.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 2009

GLOBE ACQUISITION CORPORATION
By:	/s/ Alan Mielcuszny
	Name:	Alan Mielcuszny
	Title:	Vice President

EMERSON ELECTRIC CO.
By:	/s/ Victor Lazzaretti
	Name:	Victor Lazzaretti
	Title:	Vice President, Deputy General Counsel & Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(9)	Complaint filed on October 20, 2009 in the Circuit Court of Madison County, Alabama.
(a)(10)	Complaint filed on October 20, 2009 in the Court of Chancery, Delaware.